Mountain Lake Acquisition Corp. II

930 Tahoe Blvd STE 802 PMB 45

Incline Village, NV 89451

January 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: David Link

Re:	Mountain Lake Acquisition Corp. II
Registration Statement on Form S-1, as amended
Filed January 21, 2026
File No. 333-291833

Dear Mr. Link:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mountain Lake Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 26, 2026 or as soon as thereafter practicable.

Very truly yours,

/s/ Paul Grinberg
Paul Grinberg
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP